UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25/A-1


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                                                            * SEC FILE NUMBER *
                                                            *    0-14306      *
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                                                            *   CUSIP NUMBER  *
                                                            *     458441300   *
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                           NOTIFICATION OF LATE FILING

(CHECK ONE): |__| Form 10-K  |__| Form 20-F  |__| Form 11-K
             [x] Form 10-Q  |__| Form N-SAR

     For Period Ended:   June 30, 1997
     [  ]     Transition Report on Form 10-K
     [  ]     Transition Report on Form 20-F
     [  ]     Transition Report on Form 11-K
     [  ]     Transition Report on Form 10-Q
     [  ]     Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Intercell Corporation
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Full Name of Registrant

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Former Name if Applicable

370 Seventeenth Street, Suite 3290
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Address of Principal Executive Office (STREET AND NUMBER)

Denver, Colorado  80202
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     | (a)  The reasons described in reasonable detail in  Part III of this form
     |      could not be eliminated without unreasonable effort or expense;
     | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
     |      be filed on or  before  the  fifteenth calendar  day  following  the
[x] | prescribed due date; or the subject quarterly report of transition | report on Form 10-Q, or portion thereof will be filed on or before
     |      the fifth calendar day following the prescribed due date; and
     | (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
     |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Please See Attached.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Alan M. Smith                  (604)                683-7714
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             (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
      If answer is no, identify  report(s).                    [x] Yes   |__| No

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(3)   Is  it  anticipated  that any  significant change in results of operations
      from the corresponding   period for the last fiscal year will be reflected
      by the earnings statements to be included in the subject report or portion
      thereof?                                                  [x] Yes  |__| No

      If so, attach an explanation of the anticipated change,  both  narratively
      and  quantitatively,  and,  if  appropriate,   state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

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                              Intercell Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   August 12, 1997                By  /s/ Alan M. Smith
     ----------------------------        ---------------------------------------
                                         Alan M. Smith, Chief Financial Officer,
                                         Secretary and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

************************************ATTENTION***********************************
*                                                                              *
*  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL  *
*                       VIOLATIONS (SEE 18 U.S.C. 1001).                       *
********************************************************************************

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

PART III - NARRATIVE

                  On June 6, 1997, the Registrant purchased approximately 90% of the issued and outstanding common stock of Sigma 7 Corporation, a privately held company. To date, the Registrant has not received all financial information on Sigma 7 Corporation necessary to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Form 10-Q"). As a result the Registrant is unable to timely complete the Form 10-Q.

PART IV - OTHER INFORMATION

3. The Registrant believes that there will be a significant change in the results of operations from the corresponding period for the last fiscal year, however, a reasonable estimate of the results cannot be made at this time.